                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                GigaMedia Limited
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                                (Name of Issuer)

                   Ordinary Shares, par value NT$10 per share
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                         (Title of Class of Securities)

                                    Y2711Y104
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                                 (CUSIP Number)

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                                  Winston Hsia
                          Hoshin Gigamedia Center Inc.
                            14F, 122, Duenhua N. Road
                                 Taipei, Taiwan
                                (886-2) 3518-1102
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 7 November 2003
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             (Date of Event which Requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)

                               Page 1 of 5 pages.

                                  SCHEDULE 13D
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CUSIP No. Y2711Y104                                        PAGE 2 OF 5 PAGES
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    TCC International Limited
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    AF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
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
                                  SCHEDULE 13D
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CUSIP No. Y2711Y104                                            PAGE 3 OF 5 PAGES
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Leslie Koo
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of China
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

TCC International Limited, a British Virgin Islands corporation , and Leslie Koo, a citizen of the Republic of China, (TCC International Limited and Leslie Koo are herein after referred to as the "Reporting Persons"), hereby file the statement with respect to the Ordinary Shares, par value NT$10 per share (the "Ordinary Shares"), of GigaMedia Limited, a Singapore corporation, (the "Issuer"), beneficially owned by them.


Item 5.  Interest in Securities of the Issuer.

     From 24 October 2003 to 7 November 2003, TCC International Limited sold 3,257,143 shares on the Nasdaq National Market.
     As of the date of the filing of this Statement, TCC International Limited beneficially owns, and Leslie Koo may be deemed to beneficially own through TCC Interational Limited, 0 shares of Ordinary Shares, which represents approximately 0% the outstanding Ordinary Shares based upon 50,154,000 shares of Ordinary Shares reported as outstanding as of July 15, 2003, in the Issuer's Form 20-F report for the year ended December 31, 2002. Leslie Koo, a director of Issuer, holds options to purchase 100,000 shares of ordinary shares at $24.3 per share.

                               Page 4 of 5 pages.
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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: 8 December, 2003
       ----------------

                                             TCC International Limited




                                             By: /s/ Chiang Cheng Hsiung
                                                 -----------------------
                                             Name:  Chiang Cheng Hsiung
                                             Title: Director




                                             LESLIE KOO



                                             /s/ LESLIE KOO
                                             --------------

                               Page 5 of 5 pages.